Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                             The following exhibit
                           is filed with this report
                Akzo Nobel Report for the third quarter of 2003

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.






Name     :  F.H. Hensel                 Name     :  J.J.M. Derckx
Title    :  Senior Vice President       Title    :  Director Corporate Control
            Finance



Dated    :  October 17, 2003

REPORT FOR THE 3RD QUARTER OF 2003







Key Figures

3rd quarter             Millions of euros (EUR)      January-September
------------------      --------------------------   ---------------------------
2003    2002    Ch.%                                  2003      2002    Ch.%
----    ----    ----                                  ----      ----    ----
  178     232   (23)    Net income*                    543       716     (24)
 0.62    0.81           - per share, in EUR           1.90      2.50

                        Sales
  877     974   (10)    - Pharma                     2,649     3,008     (12)
1,339   1,411    (5)    - Coatings                   4,050     4,244      (5)
1,071   1,136    (6)    - Chemicals                  3,341     3,466      (4)
  (33)    (32)          - Other                       (100)      (99)
-----   -----                                        -----     -----
3,254   3,489    (7)    Total                        9,940    10,619      (6)
=====   =====                                        =====     =====

                        Operating income* (EBIT)
  120     183   (34)    - Pharma                       407       588     (31)
  128     136    (6)    - Coatings                     345       384     (10)
   73      77    (5)    - Chemicals                    239       265     (10)
  (17)    (15)          - Other                        (85)      (59)
-----   -----                                        -----     -----
  304     381   (20)    Total                          906     1,178     (23)
=====   =====                                        =====     =====

  9.3    10.9           Return on sales*, in %         9.1      11.1
  6.6     7.5           Interest coverage*             7.1       7.5

                        Gearing                       1.09      1.46**

                        Number of employees         65,240    67,880**




Net income down 23% - in line with expectations
Successful focus on cost and cash
- Forceful restructurings increasingly contributing
- Net borrowings down EUR 0.5 billion
- Market conditions still weak
- Pensions and currency impact on operating income - EUR 62 million
- Pharma - under continued pressure
- Coatings - solid performance
- Chemicals - robust performance continued
- Interim dividend unchanged - EUR 0.30
- Chemicals divestment program expanded - progressing well
- Outlook unchanged - net income* significantly below 2002

*     Excluding nonrecurring items.
**    At December 31.
                                       1

REPORT FOR THE 3RD QUARTER OF 2003













(R) or (TM) indicates trademarks in one or more countries.

The final results for 2003 will be published on February 3, 2004.

Note
The data in this report are unaudited.

Unless indicated otherwise, discussions in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items, such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses, that do not meet the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our 2002 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company's website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

REPORT FOR THE 3RD QUARTER OF 2003








C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
3rd quarter               Millions of euros                               January-September
-----------------------   -----------------------------------------      -----------------------
2003      2002    Ch. %                                                   2003     2002    Ch. %
------   ------  ------                                                  ------   ------  ------
 3,254    3,489     (7)   Sales                                           9,940   10,619     (6)
(2,950)  (3,108)          Operating costs                                (9,034)  (9,441)
------   ------                                                          ------   ------
   304      381    (20)   Operating income* (EBIT)                          906    1,178    (23)
   (46)     (51)          Financing charges                                (128)    (158)
------   ------                                                          ------   ------
   258      330           Operating income* less financing charges          778    1,020
   (79)    (102)          Taxes                                            (236)    (316)
------   ------                                                          ------   ------
                          Earnings* of consolidated companies, after
   179      228    (21)   taxes                                             542      704    (23)
    10       14           Earnings* from nonconsolidated companies           30       38
------   ------                                                          ------   ------
   189      242           Earnings* before minority interest                572      742
   (11)     (10)          Minority interest                                 (29)     (26)
------   ------                                                          ------   ------
   178      232    (23)   Net income excluding nonrecurring items           543      716    (24)
                          Nonrecurring items, after taxes and minority
                          interest                                          (46)

------   ------                                                          ------   ------
   178      232           Net income                                        497      716
======   ======                                                          ======   ======
   9.3     10.9           Return on sales*, in %                            9.1     11.1
   6.6      7.5           Interest coverage*                                7.1      7.5
                          Basic/diluted net income excl. nonrecurring
  0.62     0.81           items per share, in EUR                          1.90     2.50
  0.62     0.81           Basic/diluted net income per share, in EUR       1.74     2.50
   461      546    (16)   EBITDA                                          1,392    1,677    (17)
   123      164           Capital expenditures                              380      482
   145      154           Depreciation                                      451      468




*Excluding nonrecurring items.
                                       3

REPORT FOR THE 3RD QUARTER OF 2003







Net income 23% lower - in line with expectations
Net income in the third quarter was EUR 178 million, down 23%. Net income per share was EUR 0.62 (2002: EUR 0.81). In line with expectations, earnings were burdened by the decline in Remeron(R) revenues, weaker key currencies, and pensions.

For January-September 2003, net income excluding nonrecurring items decreased 24% to EUR 543 million. Taking net nonrecurring charges of EUR 46 million into account, net income amounted to EUR 497 million (2002: EUR 716 million).

Successful focus on cost - workforce down 3,360 due to restructurings
At September 30, 2003, the Company had 65,240 employees, compared with 67,880 at year-end 2002. Restructurings at all three groups, which include divestments of underperforming activities, caused a decrease of 3,360, of which 1,130 were realized in the third quarter. Growth of certain businesses, seasonal influences, and acquisitions expanded the workforce by 720.

Successful focus on cash - net borrowings down EUR 0.5 billion
During January-September 2003, net interest-bearing borrowings were reduced by EUR 0.5 billion to EUR 2.7 billion, predominantly due to the funds balance generated in the third quarter. Equity was up EUR 0.3 billion to EUR 2.5 billion. As a result, gearing improved to 1.09 (December 31, 2002: 1.46).

Divestment program expanded - progressing well
Early in September 2003, Akzo Nobel announced its intention to sell Catalysts, Coating Resins, and Phosphorus Chemicals from its Chemicals portfolio in order to create more room to maneuver for the Company. These businesses collectively represent close to EUR 1 billion in sales. Therefore, the Company expects proceeds clearly exceeding the amount of EUR 0.5 billion announced in May this year. The divestment process is progressing well.

Interim dividend unchanged - EUR 0.30
Akzo Nobel will declare an interim dividend for 2003 of EUR 0.30 per common share, unchanged from last year. This dividend is no indication for the total 2003 dividend. Starting October 20, 2003, Akzo Nobel shares will trade ex-dividend. The interim dividend will be made payable on November 3, 2003.

Outlook unchanged - net income* significantly below 2002
Our outlook for 2003 remains unchanged. We expect that net income for 2003, excluding nonrecurring items, will be significantly below the level of 2002.









* Excluding nonrecurring items.
                                       4

REPORT FOR THE 3RD QUARTER OF 2003




Earnings burdened by currencies, pensions, and Remeron(R); restructurings paying off Third-quarter sales of EUR 3.3 billion were 7% lower than last year. Sales developed as follows:

                                              Currency   Acquisitions/
In %            Total    Volume    Price   translation     divestments
--------      -------   -------  -------  ------------    ------------
Pharma           (10)       (4)        1           (6)             (1)
Coatings          (5)        -         2           (5)             (2)
Chemicals         (6)       (1)        -           (6)              1
                 ----     ----      ----         ----            ----
Akzo Nobel        (7)       (1)        1           (6)             (1)
                 ====     ====      ====         ====            ====


Operating income declined 20%, due to weakening key currencies, higher pension charges, the drop in Remeron(R) earnings, and weak business conditions. This impact was partially offset by the results of major cost-saving and restructuring programs implemented at all three groups. Further restructurings are in preparation. Operating income developed as follows:

                Operating                 Change from 3rd quarter of 2002
                income for     ----------------------------------------------------------
Millions of     3rd quarter                Operational     Currency       Increased
euros           of 2003         Total      performance     translation    pension charges
------------    ----------  ---------      -----------     -----------    ---------------
Pharma                 120        (63)            (35)             (20)                (8)
Coatings               128         (8)              7               (7)                (8)
Chemicals               73         (4)              7               (3)                (8)
Other                  (17)        (2)              6                -                 (8)
                ----------  ---------      -----------     -----------    ---------------
Akzo Nobel             304        (77)            (15)             (30)               (32)
                ==========  =========      ===========     ===========    ===============

Currency translation effects were mainly caused by the weaker U.S. dollar, pound sterling, and various Asian currencies.

Return on sales was 9.3%, against 10.9% in the third quarter of 2002.

Financing charges decreased as a result of lower short-term interest rates, reduced net borrowings, and lower foreign currency exchange rates. Interest coverage in the third quarter was 6.6.

Earnings from nonconsolidated companies went down from EUR 14 million to EUR 10 million, mainly due to lower earnings for Acordis and Flexsys.

REPORT FOR THE 3RD QUARTER OF 2003







Pharma - under continued pressure

3rd quarter                Millions of euros                             January-September
-----------------------    --------------------------                    -----------------------
2003     2002    Ch. %                                                   2003     2002    Ch. %
------   ------  ------                                                  ------   ------  ------
                           Sales
 551     622               Organon                                        1,691    1,942
 258     264               Intervet                                         754      817
 114     148               Diosynth                                         345      397
 (46)    (60)              Intragroup sales/other                          (141)    (148)
------   ------                                                          ------   ------
 877     974       (10)    Total                                          2,649    3,008     (12)

 120     183       (34)    Operating income* (EBIT)                         407      588     (31)
13.7    18.8               Return on sales*, in %                          15.4     19.5
16.1    15.7               R&D expenses as % of sales                      16.3     14.8
 164     225       (27)    EBITDA                                           536      716     (25)
  35      82               Capital expenditures                             145      227
                           Invested capital                               2,536    2,475**
                           Number of employees                           21,020   21,820**

*  Excluding nonrecurring items.
** At December 31.


- Organon:
  -  Remeron(R) - rapidly declining in U.S.; Remeron SolTab(TM) still holding up
  -  NuvaRing(R) - gathering momentum
  -  Puregon(R) and Livial(R) - growing
- Intervet - mixed performance
- Diosynth - impacted by weaker market conditions
- Negative currency translation effect on sales - 6%
- Cost-saving programs progressing ahead of schedule - workforce reduction 800

REPORT FOR THE 3RD QUARTER OF 2003







Pharma's third-quarter sales decreased 10% to EUR 0.9 billion, while operating income declined 34% to EUR 120 million. Return on sales was 13.7% (2002:
18.8%). Pharma's earnings were affected by generic competition in the United States for Remeron(R), weaker market conditions for Diosynth, weaker key currencies, and higher pension charges. In order to realign cost levels to decreasing sales volumes, cost-saving measures are actively pursued at all Pharma businesses. Ahead of schedule, these restructurings are increasingly contributing to earnings. So far the workforce has been reduced by 800 in 2003. For the future pipeline, R&D expenses amounted to EUR 141 million, which is 16.1% of sales (2002: EUR 153 million and 15.7%, respectively).

The main products in Organon (human healthcare) developed as follows:

Sales                       Millions of euros or %
-----------------------     ----------------------   -------------------------
                                                     January-
3rd quarter   Autonomous                             September      Autonomous
2003          growth, %                              2003           growth, %
-----------   ----------                             ----------     ---------
         38          (65)   Remeron(R) in U.S.             174            (40)
                            Remeron(R) in rest of
         79           31    world                          227             28
        131            7    Contraceptives                 378              5
         73            3    Puregon(R)                     243             (1)
         51            1    Livial(R)                      149              2


The antidepressant Remeron is encountering severe generic competition in the United States, while Remeron SolTab(TM) is still holding up. In the rest of the world, Remeron/Remeron SolTab autonomous sales growth was 31%.

Sales for NuvaRing(R) (contraceptive ring) are gathering momentum with third-quarter sales of EUR 12 million. Puregon(R) and Livial(R) also achieved autonomous growth.

The introduction of the antithrombotic Arixtra(R) is progressing slowly with sales of EUR 2 million in the third quarter of 2003.

At Intervet (animal healthcare) pressure on earnings from weak business conditions in the United States was not fully offset by better performance in the rest of the world.

At Diosynth (active pharmaceutical ingredients), whose earnings figures exclude the divested Rosemont activities, business in the third quarter was impacted by delivery delays, which should be caught up in the fourth quarter of 2003. In addition, Diosynth felt the impact from the slowdown at Organon and weakening demand in third-party markets.
                                       7

REPORT FOR THE 3RD QUARTER OF 2003




Coatings - solid performance

3rd quarter               Millions of euros              January-September
------------------------  ----------------------         -------------------------
2003      2002*    Ch. %                                  2003      2002*    Ch. %
-----    ------   ------                                 ------   ------    ------
                          Sales
  516      542            Decorative Coatings             1,468    1,519
  342      323            Industrial activities             999      977
  223      232            Car Refinishes                    669      713
  209      196            Marine & Protective Coatings      627      624
   63      127            Industrial Products               326      407
  (14)      (9)           Intragroup sales/other            (39)       4
-----    -----                                           ------   ------
1,339    1,411        (5) Total                           4,050    4,244        (5)

  128      136        (6) Operating income** (EBIT)         345      384       (10)
  9.6      9.6            Return on sales**, in %           8.5      9.0
  163      175        (7) EBITDA                            458      504        (9)
   26       24            Capital expenditures               76       74
                          Invested capital                2,294    2,264***
                          Number of employees            28,770   29,790***


* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
** Excluding nonrecurring items.
***At December 31.


- Autonomous growth 2% - negative currency translation effect 5%
- Restructurings clearly contributing
- Marine & Protective Coatings, Powder Coatings, and Industrial Finishes - strong performance
- Decorative Coatings - difficult market conditions
- Impregnated Papers - divested
                                       8

REPORT FOR THE 3RD QUARTER OF 2003



Coatings' third-quarter sales went down 5% to EUR 1.3 billion. Under generally weak business conditions, Coatings still achieved autonomous sales growth of 2%, due to price increases. The negative impact from currencies was 5%, while acquisitions and divestments (mainly Impregnated Papers), on balance, resulted in a decrease of 2%.

Operating income went down 6% to EUR 128 million. Return on sales was maintained at 9.6%. The contributions from cost savings did not fully offset the negative impact of weaker key currencies and higher pension charges. Raw material prices showed a slight upward trend. Excluding the impact of currencies and pension charges, operating income grew EUR 7 million.

The restructuring programs are progressing according to schedule. These restructurings, including the divestment of underperforming units, resulted year to date in a workforce reduction of 1,670. The workforce expanded by 650, reflecting increases in the growth areas Eastern Europe and Asia, seasonal influences, and acquisitions.

Marine & Protective Coatings sustained its excellent performance. Powder Coatings improved, reaping the benefits of restructuring programs and the acquisition of Ferro's powder activities. The Industrial Finishes activities also did better, especially in Asia. The performance of Decorative Coatings was under pressure from the weak economic climate and unfavorable weather conditions in Europe.

Capital expenditures of EUR 26 million were virtually at the previous year's level. A strong focus is placed on activities with growth potential and on Asia and Eastern Europe.

Akzo Nobel will strengthen its position in the Chinese coatings market by investing in a new factory for decorative coatings on its site in Suzhou near Shanghai. The facility will produce water-based wall paints for the Chinese market.

Car Refinishes will establish an international R&D center in Pontiac, Michigan, United States, and along with it, a new hi-tech dispersion facility to produce Sikkens Autobase(R) Plus Car Refinishes paint for the North American region. The total investment will amount to USD 30 million.

In October 2003, Akzo Nobel acquired the specialty plastic coatings business of Belgium-based Techni-Coat International N.V., which comprises lifestyle-driven plastic coatings for consumer electronics, cosmetic packaging, and sports and leisure goods. It will significantly enhance the Company's worldwide growth in this niche segment.

In October 2003, Akzo Nobel also increased its shareholding in the South Korean powder coatings company Interpon Powder Coatings (Korea) Co., Ltd to 100%, thus further strengthening its position in the Korean powder market.

REPORT FOR THE 3RD QUARTER OF 2003

Chemicals - robust performance continued

3rd quarter                   Millions of euros            January-September
--------------------------    ----------------------------------------------------------
  2003     2002*     Ch.%                                  2003        2002*      Ch. %
------   ------    ------                                ------      ------       ------
                              Sales
   213      236               Pulp & Paper Chemicals        680         727
   193      226               Surface Chemistry             609         630
   189      203               Functional Chemicals          599         631
   134      112               Base Chemicals                411         337
   119      127               Polymer Chemicals             371         426
   100      104               Resins                        299         315
    90       94               Catalysts                     269         288
    58       62               Salt                          200         197
    41       41               Energy                        127         119
   (66)     (69)              Intragroup sales/other       (224)       (204)
------   ------                                          ------      ------
 1,071    1,136        (6)    Total                       3,341       3,466          (4)

    73       77        (5)    Operating income** (EBIT)     239         265         (10)
   6.8      6.8               Return on sales**, in %       7.2         7.6
   149      160        (7)    EBITDA                        476         510          (7)
    59       56               Capital expenditures          150         173
                              Invested capital            2,679       2,850***
                              Number of employees        14,290      15,050***

* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
**    Excluding nonrecurring items.
***   At December 31.


-     Business conditions continue to be weak
-     Negative currency translation effect on sales - 6%
-     Operating income clearly benefiting from restructurings
-     Catalysts and Base Chemicals - strong performance
-     Pulp & Paper Chemicals - restructurings contributing
- Surface Chemistry and Polymer Chemicals - under pressure; restructurings underway
-     Divestment program expanded - progressing well

REPORT FOR THE 3RD QUARTER OF 2003

In the third quarter, Chemicals' sales of approximately EUR 1.1 billion were 6% down on last year. Despite the soft business conditions, volumes and prices were virtually unchanged from last year. Currency translation had a negative effect of 6%, while acquisitions, mainly ECI Elektro-Chemie, added 1%.

Operating income was down 5% to EUR 73 million. Return on sales was maintained at 6.8%. The contributions from cost savings did not compensate for the negative effects of weaker key currencies, increased pension charges, and somewhat higher raw material and energy prices. Excluding the impact of currencies and pension charges, operating income grew EUR 7 million.

The cost-saving programs are progressing well and have so far this year resulted in a workforce decrease of 830. This quarter the Salt site at Stade, Germany, was closed. In particular, Surface Chemistry and Polymer Chemicals, which suffer most from the weak business climate, are vigorously pursuing restructuring measures.

Catalysts again achieved a strong performance, while Base Chemicals benefited from the acquisition of ECI Elektro-Chemie. Pulp & Paper Chemicals did better as a result of cost-saving measures. Surface Chemistry and Polymer Chemicals remained under pressure from soft market conditions.

Capital expenditures were well under control at EUR 59 million in this quarter, which is 85% of depreciation.

In August 2003, the Company announced that Pulp & Paper Chemicals had secured a 15-year supply agreement as from 2005 for the delivery of chemicals to the world's largest single-line bleached eucalyptus pulp mill in Brazil. As a consequence, the business unit will invest EUR 50 million in several plants for the production of chlorine dioxide (45 tons per day), oxygen, pulp production process chemicals, and sodium chlorate (50,000 tons per annum). Through this investment we will service key customers in a country that shows good growth potential for this segment of the Company's business.

Early in September 2003, Akzo Nobel announced its intention to sell Catalysts, Coating Resins and Phosphorus Chemicals from its Chemicals portfolio in order to create more room to maneuver for the Company. These businesses collectively represent close to EUR 1 billion in sales. The divestment process is progressing well.
                                       11

REPORT FOR THE 3RD QUARTER OF 2003

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros                                    January-September
---------------------------------------------------  -------------------------------------
                                                     2003                2002
                                                     -----------------   -----------------
                  Earnings before minority interest      535                 742
                      Depreciation and amortization      486                 499
                                                     -------             -------
                                          Cash flow    1,021               1,241

                         Changes in working capital     (118)               (155)
      Changes in provisions and deferred tax assets      (13)                (18)
          Retained income nonconsolidated companies      (22)                 12
                                        Other items        -                  14
                                                     -------             -------
                    Net cash provided by operations                868               1,094

                               Capital expenditures     (380)               (482)
                                       Acquisitions      (89)               (237)
                          Proceeds from divestments      159                 170
               Repayments nonconsolidated companies       88                  3
                                      Other changes        5                  (6)
                                                     -------             -------

             Net cash used for investing activities               (217)               (552)
                                     Dividends paid               (271)               (275)
                                                               -------             -------
                                      Funds balance                380                 267
         Net cash generated by/(used for) financing
                                         activities                204                (130)
        Effect of exchange rate changes on cash and
                                   cash equivalents                (14)                (37)
                                                               -------             -------
                Change in cash and cash equivalents                570                 100
                                                               =======             =======


REPORT FOR THE 3RD QUARTER OF 2003

Successful focus on cash - positive funds balance of EUR 380 million
The funds balance in the first nine months of 2003 was an inflow of EUR
380 million, EUR 113 million higher than in the previous year. This funds balance was predominantly generated in the third quarter of 2003. Stricter control over investment and acquisition spending more than offset the decline in cash flow from operations, which was primarily due to the Company's lower earnings.

Capital expenditures were reduced to EUR 380 million (2002: EUR 482 million), which is 84% of depreciation.

Acquisition expenditures mainly related to payments in the first quarter for CIRS and the final settlement for the acquisitions in 2002 of ECI Elektro-Chemie and Crompton's Industrial Specialties. Proceeds from divestments principally concerned Impregnated Papers.

Net cash generated by financing activities predominantly concerned the receipt of the proceeds of the EUR 750 million bond, placed in June 2003, partially offset by the redemption of short-term borrowings.

Nonrecurring items
The total net nonrecurring charges, already recognized in the first half year, aggregated EUR 46 million and break down as follows:

Millions                                Minority
of euros           Gross       Taxes    interest         Net
---------      ---------   ---------   ---------   ---------
Pharma               (22)          8                     (14)
Coatings              (4)          3          (9)        (10)
Chemicals            (35)         13                     (22)
               ---------   ---------   ---------   ---------
Akzo Nobel           (61)         24          (9)        (46)
               =========   =========   =========   =========


Pharma's nonrecurring losses concern workforce reductions mainly at Organon in various countries all over the world. At Coatings, a catch-up adjustment was recognized in respect of a joint venture in Asia. Chemicals' charges relate to several restructurings at Surface Chemistry and Resins.

REPORT FOR THE 3RD QUARTER OF 2003

CONDENSED CONSOLIDATED BALANCE SHEET

Millions of euros                                    September 30, 2003   December 31, 2002
---------------------------------------------------  ------------------  ------------------
                                 Intangible assets*                 613                 629
                      Property, plant and equipment               4,100               4,402
                                Deferred tax assets                 378                 405
   Deferred tax asset for minimum pension liability                 476                 503
                  Other financial noncurrent assets               1,131               1,309

                                        Inventories               2,177               2,206
                                        Receivables               2,812               2,815
                          Cash and cash equivalents               1,090                 520
                                                     ------------------  ------------------
                                              Total              12,777              12,789
                                                     ==================  ==================
                               Capital and reserves               3,402               3,216
                          Minimum pension liability              (1,056)             (1,118)
                                                     ------------------  ------------------
               Akzo Nobel N.V. shareholders' equity               2,346               2,098
                                  Minority interest                 149                 137
                                                     ------------------  ------------------
                                             Equity               2,495               2,235

                                         Provisions               2,448               2,574
                          Minimum pension liability               1,704               1,794
                               Long-term borrowings               3,419               2,797
                              Short-term borrowings                 394                 979
                                Current liabilities               2,317               2,410
                                                     ------------------  ------------------
                                              Total              12,777              12,789
                                                     ==================  ==================
                                            Gearing                1.09                1.46

             Shareholders' equity per share, in EUR                8.21                7.34
          Number of shares outstanding, in millions               285.7               285.7


* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 172 million.

CHANGES IN EQUITY


                                 Capital    Minimum     Share-
                                 and        pension     holders'     Minority
Millions of euros                reserves   liability   equity       interest     Equity
-------------------------------  --------   ---------   ----------   ----------   ----------
 Situation at December 31, 2002     3,216      (1,118)       2,098          137        2,235
                         Income       497         497           38          535
                      Dividends      (257)                    (257)         (14)        (271)
      Changes in exchange rates       (57)         62            5           (5)           -
                  Other changes         3                        3           (7)          (4)
                                 --------   ---------   ----------   ----------   ----------
Situation at September 30, 2003     3,402      (1,056)       2,346          149        2,495
                                 ========   =========   ==========   ==========   ==========


Balance sheet substantially strengthened - net borrowings down EUR 0.5 billion; equity up EUR 0.3 billion
During the first nine months of 2003 Akzo Nobel's balance sheet strengthened substantially. Net interest-bearing borrowings were reduced by EUR 0.5 billion to EUR 2.7 billion due to the focus on cash, while equity increased EUR 0.3 billion to EUR 2.5 billion as a consequence of retained income. As a result, gearing strongly improved to 1.09 (December 31, 2002: 1.46).

Invested capital at September 30, 2003, amounted to EUR 8.3 billion, EUR 0.4 billion lower than at year-end 2002. This decrease is mainly attributable to weakening of key currencies, but also reflects the Company's lower capital expenditure level and divestments made.

As a consequence of the placement of the EUR 750 million bond in June 2003, the cash and cash equivalents balance temporarily increased to EUR 1.1 billion. This cash balance will decrease in the fourth quarter of 2003 through redemption of long-term borrowings.


Arnhem, October 17, 2003                       The Board of Management

REPORT FOR THE 1ST QUARTER OF 2001







Additional Information
The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel's Internet site at: www.akzonobel.com/news/presentations.asp

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands

Tel.    + 31 26 366 4433
Fax     + 31 26 366 3250
E-mail  ACC@akzonobel.com
Internetwww.akzonobel.com